[CLEAR CHANNEL OUTDOOR HOLDINGS LETTERHEAD]
November 9, 2005

Re:	Clear Channel Outdoor Holdings, Inc.
Registration Statement on Form S-1
Registration No. 333-127375

Securities and Exchange Commission	VIA EDGAR
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-127375) be accelerated so that such Registration Statement will become effective at 4:00 p.m., EST, on November 10, 2005, or as soon thereafter as practicable.
     The undersigned acknowledges that:
     (a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (c) the undersigned may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Daryl Lansdale at (210) 270-9367 or Martin Doublesin at (713) 651-5128, each of Fulbright & Jaworski L.L.P., upon effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours, Clear Channel Outdoor Holdings, Inc.
By:	/s/ Randall T. Mays
Randall T. Mays
Executive Vice President and Chief Financial Officer